================================================================================



   As filed with the Securities and Exchange Commission on January 11, 2002.

                                                       Registration No.: 0-33345


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          -----------------------------


                                  FORM 10-SB/A


                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
              SMALL BUSINESS ISSUERS UNDER SECTION 12(b) OR (g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                               COLLEY CORPORATION
                 (Name of Small Business Issuer in Its Charter)


            Delaware                                    75-2926440
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
 incorporation or organization)

       6608 Emerald Drive
       Colleyville, Texas                                   76034
(Address of Principal Executive Offices)                  (Zip Code)

                                 (817) 481-6522
                (Issuer's Telephone Number, Including Area Code)

         Securities registered under Section 12 (b) of the Exchange Act:

    Title of each class                     Name of each exchange on which
    to be so registered                     each class is to be registered
-----------------------------           ----------------------------------------
           None                                          None

         Securities registered under Section 12 (g) of the Exchange Act:
                         Common Stock, $0.001 par value
                                (Title of Class)

                                TABLE OF CONTENTS

PART I.........................................................................1
  ITEM 1.  DESCRIPTION OF BUSINESS.............................................1
           History.............................................................1
             Business Plan.....................................................2
             Industry Overview.................................................4
                  Pinhooking...................................................4
                  Auctions in United States....................................5
                  Economic Impact of the Horse Industry........................5
             Competition.......................................................5
             Employees.........................................................6
             Regulatory and Environmental Matters..............................6
                  Environmental Regulation.....................................6
                  Federal, State And Local Regulations.........................6
  ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION...........6
             General...........................................................6
  ITEM 3.  DESCRIPTION OF PROPERTY.............................................7
  ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
             AND MANAGEMENT....................................................7
  ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND
             CONTROL PERSONS...................................................8
             Directors and Executive Officers..................................8
             Committees of the Board of Directors..............................8
  ITEM 6.  EXECUTIVE COMPENSATION..............................................9
             Executive Officers................................................9
             Executive Compensation............................................9
  ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS......................9
  ITEM 8.  DESCRIPTION OF SECURITIES...........................................9
             Capital Stock.....................................................9
                  Provisions Having A Possible Anti-Takeover Effect............9
ADDITIONAL INFORMATION........................................................10
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS; MARKET DATA................10
PART II.......................................................................11

  ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
             COMMON EQUITY AND RELATED STOCKHOLDER MATTERS....................11
             Market Information...............................................11
                  Holders.....................................................11
                  Dividends...................................................11
  ITEM 2.  LEGAL PROCEEDINGS..................................................11
  ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
             ON ACCOUNTING DISCLOSURE.........................................11
  ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES............................11
  ITEM 5.  INDEMNIFICATION OF OFFICERS AND DIRECTORS..........................11
PART F/S......................................................................13
PART III......................................................................13
  ITEM 1.  INDEX TO EXHIBITS..................................................13
  ITEM 2.  DESCRIPTION OF EXHIBITS............................................13
SIGNATURES....................................................................14

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

History

         Colley Corporation was originally incorporated as Super Shops, Inc. ("Super Shops"), an Arizona corporation. On November 15, 1999, Super Shops and its sister companies filed an amended petition under Chapter 11 of the United States Bankruptcy Code. On July 31, 2000, the court approved Super Shops' Amended Joint Plan of Reorganization (the "Plan of Reorganization"). On October 13, 2000 and in accordance with the Plan of Reorganization, the prior management of Super Shops changed its state of incorporation from Arizona to Delaware by merging with and into AZ Acquisition Corp., a Delaware corporation. On September 30, 2001, Richard Goodner, the founder and sole stockholder of Colley Corporation, a privately held Delaware corporation ("Colley Private"), acquired 525,000 shares of our common stock (or approximately 51% of the outstanding shares) in exchange for 100% of the common stock of Colley Private which was merged into us. On October 11, 2001, AZ Acquisition Corp. changed its corporate name to Colley Corporation.

         Colley Private was incorporated on August 27, 2001 in the State of Delaware to engage in the sale and purchase of thoroughbred racing stock. On September 30, 2001, the prior management of AZ Acquisition Corp. entered into an Agreement and Plan of Merger (the "Merger") with Colley Private pursuant to which Richard Goodner, the sole stockholder of Colley Private, exchanged his equity ownership interest in that company for 525,000 shares (or approximately 51%) of our outstanding common stock. At the time of the Merger, AZ Acquisition Corp. had no operations and essentially no assets. Following the Merger, Richard Goodner, our only officer and director, replaced the former officers and directors of AZ Acquisition Corp.

         The Merger was entered into by AZ Acquisition Corp. in an effort to bring value to its common stock, which as of the date of the Merger had no tangible value. Under the terms of its Plan of Reorganization, AZ Acquisition Corp. was charged with completing a merger or acquisition transaction with an entity that either had current operations or a developed business plan. Management of AZ Acquisition elected to enter into the Merger with Colley Private after an assessment of available prospects. Management of AZ Acquisition Corp. believed that if Colley Private could successfully implement its business plan, its stockholders would possibly realize appreciation of the value of their common stock.

         Colley Private entered into the Merger because of its management's belief that by becoming a public company Colley Private would be able to attract investors to purchase its securities in private transactions. Management of Colley Private believed that by being a public company, which is also subject to the reporting requirements of the Securities Exchange Act of 1934, it would be able to provide potential investors with reliable and easily assessable financial and other information about the company and would provide potential liquidity for the future disposition of a shareholder's investment in the company. Colley Private specifically chose to merge with AZ Acquisition Corp. as it possessed the necessary stockholder base to secure quotation of our common stock on the OTC Bulletin Board and to facilitate the development of a market in our securities.

         As a result of the Merger, our current capitalization structure is as follows:

                            Number of Shares         Number of Shares
                           Before        %          After         %
                         ---------   ---------    ---------   ---------
Richard Goodner                  0          0%      525,000       51.0%
All Other Stockholders     500,509        100%      500,509       49.0%
                         ---------   ---------    ---------   ---------
               TOTAL       500,509        100%    1,025,509      100.0%

Business Plan

         We plan to engage in the acquisition and sale of thoroughbred racing stock of every age from broodmares, weanlings and yearlings to racehorses and stallions. We also may purchase broodmares in foal. A broodmare is a female horse that because of her pedigree and/or prior racing success is used for breeding. A broodmare in foal has been bred to a stallion and has been certified by The Jockey Club, the national official registrar of the thoroughbred breed, as being impregnated by a designated stallion. Once we have obtained capital, we plan to concentrate our efforts, at least for the foreseeable future, in the purchase of weanlings at auctions and the sale of such horses at auctions as yearlings the following year, commonly referred to as "Pinhooking."

         In general, we intend to operate in a number of areas, all involving the purchase and sale of thoroughbred horses. We intend to raise capital from private investors and financial institutions to fund our operations. If we are unable to raise capital, we will not be able to implement our business plan.

         Our primary plan of operations is as follows:

         o Purchase of weanlings in the summer and fall, to be resold as yearlings in the spring and summer.

         o Purchase of yearlings in the summer and fall, to be resold as two year olds in the spring.

         o Purchase of broodmares in foal in the spring. The offspring to be born within 30-60 days from the purchase date would be sold as weanlings in the fall. After giving birth, the broodmares would immediately be bred to selected stallions, thus giving us the option to:

                  o sell the broodmares in foal during the fall of the current year or spring of the following year.

                  o        sell the foals in the spring of the following year.

         o        Purchase quality stallions for breeding purposes.

         We will insure all of our horses for mortality.

         We do not own any stables or other facilities to board or maintain the horses we will buy. We plan to board our horses at one of many boarding and training facilities that are available throughout Texas, Louisiana and Florida and that offer us the best arrangement for maintaining and enhancing the value of our horses. Initially, we will board our horses at a horse farm in Louisiana. We do not currently own any horses or have any agreements or commitments to purchase any horses. We will not be able to purchase any horses until we raise at least $100,000 from private investors. We can give no assurance that we will obtain sufficient capital from investors to achieve our plans to a level that will have a positive effect on our results of operations or financial condition.

         The initial phase of our business plan will be to raise from investors at least $100,000. To obtain our initial capital we will rely on the efforts of our sole officer and director, Richard Goodner. Mr. Goodner will provide the necessary services for our capital raising activities at no cost and will receive no commissions or other compensation for his assistance in raising capital for us. Our goal is to complete our capital raising activities by May 31, 2002. We do not expect to incur any significant costs in our capital raising efforts.

         Assuming we are successful in raising at least $100,000, we intend to purchase at auction in June or July 2002 two weanlings for a total cost of approximately $70,000. According to The Blood Horse, a national publication of information and statistics relating to the thoroughbred racing and breeding industry, the average sales price of a weanling at public auction in 2000 was approximately $35,000. Mr. Goodner will be responsible for selecting the weanlings which we will purchase. Mr. Goodner will pay his travel and lodging expenses incurred in purchasing the weanlings. After purchase, the weanlings will be boarded at a horse farm in Louisiana at a monthly cost of $350 each. We expect additional expenses of approximately $150 per month for each weanling for veterinarian services.

         The weanlings will be boarded in Louisiana for nine months until they are sold in April 2003 as yearlings at a national yearling sale held in Florida. We will incur additional expenses of approximately $2,500 for each weanling in sales preparation expenses, transportation costs and mortality insurance premiums. We estimate that we will incur a total of $14,000 in expenses for both weanlings until they are sold as yearlings in April 2003. We may sell the horses earlier in a private sale if the opportunity arises to sell the horses at a profit.

         For every $75,000 of capital that we raise from private investors over $100,000, we expect to purchase one additional weanling at a purchase price of between $30,000 to $40,000. If we raise at least $300,000 of initial capital, we will purchase four weanlings and will utilize a portion of the proceeds to obtain office space, employ at least one person as our office manager who will also be responsible for maintaining our books and records, and pay Mr. Goodner a salary not to exceed $60,000 annually.

         We can not predict with any certainty the price which we will be able to sell our horses at auction. There are many unforeseen variables in determining the sales price of a yearling thoroughbred, including its physical characteristics that have developed since it was purchased as a weanling, injuries, the auction sale prices and racing success of the progeny of the yearling's sire and dam and general U.S. economic conditions. Assuming we are able to raise at least $100,000 from private investors, we believe we will have sufficient capital to purchase, board and maintain two weanlings until they are sold at a yearling auction.

         We do not expect to incur any significant general and administrative expenses until our horses are sold at auction in April 2003. Mr. Goodner will provide the necessary management services, including preparation of periodic reports that we are required to file with the SEC, at no cost. We estimate we will incur approximately $5,000 for accounting expenses during the next 12 months. We do not believe that we will be able to fund our long-term liquidity needs from the results of operation after the implementation of our initial business plan until we raise an additional $500,000 from private investors.

         After implementation of our initial business plan, we intend to seek up to $500,000 of additional capital from private investors which will allow us to purchase additional weanlings and yearlings for resale and provide us with working capital to operate our business. We believe that if our initial business plan is successfully implemented, we will be able to raise the additional
capital  from  investors  who  have  previously   participated  in  thoroughbred
syndications which were organized and managed by Richard Goodner, our sole officer and director. Additionally, we believe that as a public company, which we do not believe is typical in the thoroughbred racing and breeding industry, we will be able to attract investors who are seeking liquidity and appreciation of their investment in a thoroughbred related business.

         If we do not raise at least $100,000 within the next six months, we may have to revise our plan of operations or abandon our business plan completely. In which case, we may seek an acquisition or merger with a private operating company which offers an opportunity for growth and possible appreciation of our stockholders' investment in our common stock. However, we can give no assurance that we will be able to successfully consummate an acquisition or merger with a private operating company or, if successful, that any acquisition or merger will result in the appreciation of our stockholders' investment in our common stock. Further, if we are unable to consummate an acquisition or merger, our stockholders may lose their entire investment in our company.

         We have no employees. Richard B. Goodner, our sole officer, director and principal stockholder, will devote as much of his time as is necessary to attend sales and operate the business. Mr. Goodner will not receive any salary, nor will any be accrued, until we raise at least $300,000 of capital from private investors or we achieve at least $100,000 net income from operations. Although we do not plan to hire any employees in the foreseeable future, we may employ an office manager if we obtain at least $300,000 of capital from private investors. Mr. Goodner has estimated that he will devote over a 52-week period an average of two hours a week of his time to our business.

         Our principal executive office is located at 6608 Emerald Drive, Colleyville, Texas 76034 and our telephone number is 817-481-6522.

Industry Overview

         Pinhooking. Essentially, pinhooking is the purchase of thoroughbred weanlings and yearlings at various horse auctions with a view to resell them a few months later at similar auctions. To understand pinhooking, one must understand some basic facts.

         All horses have common birthdays on January 1, regardless when they are born. Thoroughbred horses are bred to be born anywhere from January to June. So if a horse is born in June, it is considered a late foal. If it is born in January, it is considered an early foal. Obviously an early foal is preferred over a late foal, since a horse born in June will officially be one year old on January 1 when in reality it is only six months old. Horses are called weanlings until they reach the age of one, yearlings until they reach the age of two.

         The great majority of racing stock is bought at various actions throughout the United States. These are referred to as "sales." The key to successful pinhooking is to gauge the market, ascertain the most popular bloodlines and ascertain the best price ranges in which to resell the purchased horses.

         There are five major auctions of thoroughbred weanlings, yearlings and broodmare stock which are held annually in New York, Florida, Kentucky and California. We will attend these major auctions as well as other thoroughbred auctions held annually in Texas and Louisiana.

         We believe the risk/reward ratio of pinhooking is attractive because, on the downside, the worst case scenario will still return a portion of the purchase price of a horse sold at a loss. Also, unlike horse racing, where racing careers can be immediately terminated due to permanent injury, the likelihood of an injury that would keep a yearling out of a sale is relatively small. However, if we are unable to sell our initial two weanlings at a profit or we incur continuous losses from the sale of our horses, and we are unable to raise capital in the future from investors, we will have to significantly curtail our business operations and may have to abandon our business plan. In which case, we may have to seek an acquisition or merger with an operating business entity which offers an opportunity for growth and possible appreciation of our stockholders' investment in our common stock. However, we can give no assurance that we will be able to successfully consummate an acquisition or merger with a private operating company or, if successful, that any acquisition or merger will result in the appreciation of our stockholders' investment in our common stock. Further, if we are unable to consummate an acquisition or merger, our stockholders may lose their entire investment in our company.

         Our  pinhooking   activities  will  consist   primarily  of  purchasing
weanlings and selling them as yearlings, and purchasing yearlings and selling them as two-year-olds.

         The proliferation of two-year-old sales in recent years has helped fuel a great deal of enthusiasm for pinhooking yearlings. The key to pinhooking yearlings is trying to find prospects that are undervalued. The practice sounds easy, but it is difficult - and often risky. We will purchase yearlings and ready them for racing, then resell them at juvenile sales less than a year later. Most of the major two-year-old sales are conducted in Ocala, Florida, though there is a premier sale held annually in Pomona, California.



         Pinhooking weanlings has also developed into a viable market for many horsemen, however quite different from yearling pinhookers. Most weanling pinhookers place more emphasis on pedigree than do their yearling counterparts, in part because pedigree is a more important component in the yearling market than it is at two-year-old sales. But again, horsemen in this arena are looking for undervalued horses that can improve over the course of the seven to ten months after purchase.

         Auctions in United States. If we are able to obtain financing from private investors of at least $100,000, we believe we will be able to purchase two weanlings at one of the major auctions held in the United States for approximately $70,000. We estimate the cost of maintaining a weanling until it is sold at a yearling sale, which will be approximately be nine months after purchase, to be $7,000, which includes boarding, veterinary and insurance expenses. The table below illustrates the average sales prices of weanlings, yearlings and other thoroughbred horses during 2000.

                                                                     Percent      Percent      Percent
                                                          Average    Change       Change       Change
      2000 Sales Results        Sold     Gross Sales       Price   (1997-1998)  (1999-2000)  (1991-2000)
---------------------------   --------  --------------   --------  -----------  -----------  -----------
Weanlings                       2,346   $   83,758,024   $35,702      (+9.4)      (-16.6)     (+181.0)
Yearlings                       9,530   $  519,443.808   $54,506     (+17.7)       (+8.2)     (+107.8)
2-Year-Olds                     3,041   $  154,849,237   $50,920     (+18.1)       (-2.8)     (+181.0)
Broodmares                      4,976   $  290,634,564   $58,407     (+21.8)       (+6.0)     (+216.1)
Horses of Racing Age &          1,120   $   36,466,872
Broodmare Prospects
Stallions & Stallion Shares       154   $    6,020,314
or Seasons
TOTAL                          21,167   $1,091,172,819
---------------------------   --------  --------------

Sources:  The Blood-Horse and The Jockey Club Information Systems, Inc.

         Economic Impact of the Horse Industry. In 1996, the American Horse Council Foundation completed a study of the economic impact of the horse industry in the United States and in several states, including Texas. The study found that in the equine industry as a whole, there are approximately 7.1 million participants, including over 1.9 million horse owners. The industry has a $112.1 billion impact annually on the U.S. economy, supporting 1.4 million full-time equivalent employment positions. Approximately $1.9 billion in taxes are paid at all levels. There are 941,000 participants and 725,000 horses involved in racing and racehorse breeding. Racing and breeding have a total economic impact of over $34 billion and support over 470,000 full-time jobs.

         In Texas, the horse industry has a $7.1 billion impact on the Texas economy and provides employment for over 100,000 people. There are over 180,000 Texans who own approximately 700,000 horses of which 90,000 persons and 75,000 horses are actively engaged in racing activities.

Competition

         We will be a very small player in the thoroughbred racehorse trading business. We have no assets or liabilities. We will compete by using our skill in evaluating horses for resale before we buy them. While we consider bloodlines and the win-loss records of a particular horses' lineage as well as other factors, our success will depend on the ability of Richard B. Goodner to evaluate the potential resale value of a horse and to raise sufficient capital to purchase and maintain the horse until we sell it. We will initially rely exclusively on Richard Goodner to evaluate a horse for purchase and to raise the capital to buy any horse we believe to be a good investment. We expect to bid against many horse traders at the auctions that have far greater financial resources and more experience in buying and selling horses than we have. Although Mr. Goodner has purchased and sold thoroughbreds for the private thoroughbred syndications he organized and managed in the past, he does not have the level of experience or knowledge of many of the horsemen and blood stock agents who will be participating at the thoroughbred auctions, which will put us at a competitive disadvantage at such actions in evaluating the purchase price and resale value of thoroughbreds. Blood stock agents are brokers who have developed an expertise in evaluating a horse by its pedigree and physical appearance and who represent the purchaser or seller of thoroughbreds at public or private sales, typically for a 5% commission of the purchase price of the horse. We will employ consultants and blood stock agents to assist Mr. Goodner in evaluating thoroughbred horses for purchase at auction when we have available capital of $150,000 or more to spend at an auction. We can give no assurance that we will ever obtain sufficient capital from private investors to purchase any thoroughbreds or that we will ever be able to generate revenues by purchasing and reselling thoroughbred horses.

Employees

         We have no employees. Although we do not plan to hire any employees in the foreseeable future, we may employ an office manager if we obtain at least $300,000 of capital from private investors. Richard B. Goodner, our sole officer, director and principal stockholder, will devote as much of his time to the operation of our business as is necessary, and has estimated he will devote over a 52-week period an average of two hours a week of his time to our business.

Regulatory and Environmental Matters

         Environmental Regulation. We believe we are not subject to any material liability under all applicable environmental laws. We further believe that the costs of compliance with existing or future environmental laws and related liability will not have a material adverse effect on our financial condition or results of operations. We had no costs from our compliance with these laws during the past two years.

         Federal, State And Local Regulations. There are three primary federal statutes regulating the equine industry, the Horse Protection Act ("HPA"), the Interstate Horseracing Act of 1978 and Commercial Transportation of Horses to Slaughter Act of 1996. Since we do not currently intend to engage in horseracing activities, the Interstate Horse Racing Act and Commercial Transportation of Horses Act will not be applicable to our pinhooking activities. We will be subject to the HPA which prohibits the transportation and delivery of any horse which has, among other afflictions, an injury, in physical pain, distress or lame, for the purpose of being sold, auctioned or offered for sale in any horse sale or auction.

         In addition to the HPA, many state and local governments have passed animal welfare legislation regulating the treatment of animals, including horses. We will also be subject to the rules and regulations of state thoroughbred associations and state agencies relating to the registering, breeding, racing and commercial transportation of thoroughbreds.

         Our pinhooking activities will be subject to state thoroughbred association and state agencies rules and regulations relating to the buying and selling of thoroughbreds at auction. We will also be subject to the auction rules of each sale as promulgated by the sponsoring association and/or private sales company. We do not anticipate any difficulty in complying with applicable federal, state or local laws and regulations relating to our thoroughbred pinhooking activities.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

General

         We currently have no revenues, no operations and own no assets. We will rely on either funds raised from private sales of our securities or from capital contributions from Richard B. Goodner, our sole officer, director and principal stockholder, to implement our business plan. Mr. Goodner is under no legal obligation to provide any capital to us. We can give no assurance that we will be able to raise any funds for our plan of operations. As such, we do not believe that an analysis of our financial condition since our inception would be meaningful.

         As of the date of this registration statement, we have been unable to determine the level of interest of any private investor of financial institution in our securities or proposed plan of operations. We believe that once we become a reporting company with the SEC, our ability to raise capital will be enhanced. If we are unable to secure financing within the next six months, we will be forced to reevaluate the viability of our business plan, which may result in us completely abandoning our proposed plan of operations.

         Our expenses are presently nominal, and until such time as we complete a private placement of securities, our sole officer and director, Richard B. Goodner, intends to provide the necessary working capital to meet our operating expenses, but he is under no legal obligation to do so.

         Our certificate of incorporation authorizes the issuance of up to 10 million shares of preferred stock. Our ability to issue preferred stock may limit our ability to obtain debt or equity financing as well as impede potential takeover of our Company, which takeover may be in the best interest of our stockholders. Also, we have approximately 38,974,491 shares which are authorized, but which are as yet unissued. Our ability to issue these authorized but unissued securities may also negatively impact our ability to raise additional capital through the sale of our debt or equity securities.

         As stated in our auditor's report attached to the financial statements constituting part of this registration statement, substantial doubt exists about our ability to continue as a going concern.

ITEM 3.  DESCRIPTION OF PROPERTY

         We have no corporate office space under lease at this time. We currently operate out of office space provided by Richard B. Goodner, our president, sole director and principal stockholder, at 6608 Emerald Drive, Colleyville, Texas 76034. The costs associated with the use of the telephone and mailing address are deemed by us to be immaterial. Mr. Goodner is under no legal obligation to provide rent free office space to our company. We neither pay nor do we have any obligation to pay rent to Mr. Goodner. We will seek to move our operations to a suitable leased facility if we are able to raise at least $300,000 of capital from private investors.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The table below sets forth, as of January 6, 2002, certain information with respect to the beneficial ownership of our common stock by each person who we know to be beneficial owner of more than 5% of any class or series of our capital stock, each of the directors and executive officers individually, and all directors and executive officers as a group.

              Name(1)                     Shares           Percentage of
                                       Beneficially           Shares
                                          Owned          Beneficially Owed
--------------------------------       ------------      -----------------
Richard B. Goodner                        525,000              51.2%
Executive officers and directors
as a group (one person)                   525,000              51.2%
--------------------------------
(1) Unless otherwise indicated, each person named in this table has sole voting and investment power with respect to the shares beneficially owned. Also, unless otherwise indicated, the address of each beneficial owner identified below is c/o Colley Corporation, 6608 Emerald Drive, Colleyville, Texas 76034.

         We currently have 1,025,509 outstanding shares of common stock of which 500,509 shares are owned by approximately 982 persons. The remaining 525,000 shares are owned by our principal stockholder as noted in the above table.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Directors and Executive Officers

         The following sets forth information concerning our sole officer and director, including his age, present principal occupation and other business experience during the last five years, memberships on committees of the board of directors and directorships in other publicly-held companies.

       Name              Age            Position with Colley
------------------       ---       ---------------------------------
Richard B. Goodner       56        President, Secretary and Director


         Richard B. Goodner, age 56, has been the President, Secretary and sole director of our company since September 30, 2001, the date of the Merger. He has been involved with the acquisition, sale, breeding and racing of thoroughbred horses since 1992. He has organized and managed 13 private thoroughbred syndications which have acquired and raced approximately 100 thoroughbreds in the Texas-Louisiana circuit during the past six years. Mr. Goodner was responsible for evaluating and selecting the thoroughbreds purchased by the syndications and on occasion utilized the services of blood stock agents to assist him with the evaluation process. He currently owns with partners three thoroughbreds which are in training and racing in Louisiana. He owns a life-time breeding share in Marked Tree, a stallion currently standing in Texas.

         Mr. Goodner will be responsible for management of our company, including the acquisition and selling of its thoroughbreds. He will actively participate in the evaluation, selection and acquisition of thoroughbreds for our company. He will continue to be engaged in thoroughbred racing and breeding activities for his own account and with partners. However, in order to minimize any possible conflicts of interest between his personal activities and those of our company, Mr. Goodner has agreed with us not to sell any of his thoroughbreds to us or purchase any thoroughbreds from us. Mr. Goodner will devote as much time as is necessary to manage our business affairs. Mr. Goodner estimates he will devote over a 52-week period an average of two hours a week of his time to our business. Mr. Goodner is a past director and officer of the Texas
Thoroughbred Association and a past director of the Texas Thoroughbred Horsemen's Benevolent & Protection Association, Inc. He is a life-time member of the Texas Thoroughbred Association.

         Mr. Goodner received his B.A. degree in economics from Eastern New Mexico University in 1967 and received his law degree from Southern Methodist University in 1970. Mr. Goodner has practiced law in Dallas, Texas since 1970 and is a partner in the law firm of Jackson Walker L.L.P. He will continue his law practice in corporate and securities law.

         Our directors hold office until the next annual meeting of our stockholders scheduled to be held in September 2002, and until their successors have been elected and qualified. Officers serve at the discretion of our Board of Directors.

Committees of the Board of Directors

         Our Board of Directors does not have any committees at this time.

ITEM 6.  EXECUTIVE COMPENSATION

Executive Officers

         Our Board appoints the executive officers to serve at the discretion of the Board. Richard B. Goodner is our sole officer and director. Our directors receive no compensation for serving on the Board. We intend to reimburse non-employee directors for travel and other expenses incurred in connection with attending the Board meetings.

Executive Compensation

         Richard B. Goodner has received no compensation nor have we accrued any cash or non-cash compensation for his services since he was elected as an officer and director. Mr. Goodner will receive no compensation for his services until we raise at least $300,000 from private investors or we achieve at least $100,000 net income from operations. Mr. Goodner's initial compensation will not exceed $60,000 annually.

         We do not have any employment or consulting agreements with any parties nor do we have a stock option plan.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         To our knowledge, there are no relationships or transactions that require disclosure.

ITEM 8.  DESCRIPTION OF SECURITIES

Capital Stock

         Our authorized capital stock consists of 40 million shares of common stock and 10 million shares of preferred stock. Each share of common stock entitles a stockholder to one vote on all matters upon which stockholders are permitted to vote. No stockholder has any preemptive right or other similar right to purchase or subscribe for any additional securities issued by us, and no stockholder has any right to convert the common stock into other securities. No shares of common stock are subject to redemption or any sinking fund provisions. All the outstanding shares of our common stock are fully paid and non-assessable. Subject to the rights of the holders of the preferred stock, if any, our stockholders of common stock are entitled to dividends when, as and if declared by the Board from funds legally available therefor and, upon liquidation, to a pro-rata share in any distribution to stockholders. We do not anticipate declaring or paying any cash dividends on our common stock in the year 2002 or in the foreseeable future.

         Pursuant to our certificate of incorporation, the Board has the authority, without further stockholder approval, to provide for the issuance of up to 10 million shares of our preferred stock in one or more series and to determine the dividend rights, conversion rights, voting rights, rights in terms of redemption, liquidation preferences, the number of shares constituting any such series and the designation of such series. Our Board has the power to afford preferences, powers and rights (including voting rights) to the holders of any preferred stock preferences, such rights and preferences being senior to the rights of holders of common stock. No shares of our preferred stock are currently outstanding. Although we have no present intention to issue any shares of preferred stock, the issuance of shares of preferred stock, or the issuance of rights to purchase such shares, may have the effect of delaying, deferring or preventing a change in control of our company.

Provisions Having A Possible Anti-Takeover Effect

         Our Certificate of Incorporation and Bylaws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our Board and in the policies formulated by the Board and to discourage certain types of transactions which may involve an actual or threatened change of control of the Company. In addition, the Board has the authority, without further action by our stockholders, to issue up to 10 million shares of our preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. The issuance of our preferred stock or additional shares of common stock could adversely affect the voting power of the holders of common stock and could have the effect of delaying, deferring or preventing a change in our control.

                             ADDITIONAL INFORMATION

         Statements contained in this registration statement regarding the contents of any contract or any other document are not necessarily complete and, in each instance, reference is hereby made to the copy of such contract or other document filed as an exhibit to the registration statement. As a result of this registration statement, we will be subject to the informational requirements of the Securities Exchange Act of 1934 and, consequently, will be required to file annual and quarterly reports, proxy statements and other information with the SEC. The registration statement, including exhibits, may be inspected without charge at the SEC's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Section, Securities and Exchange Commission, 450 Fifth Street, NW, Washington, D.C. 20549 upon payment of the prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1.800.SEC.0330. The SEC maintains a Website that contains reports, proxy and information statements and other information regarding registrants that file electronically with it. The address of the SEC's Website is http://www.sec.gov.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS;
                                   MARKET DATA

         This registration statement contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology. Forward-looking statements are speculative and uncertain and not based on historical facts. Because forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including those discussed under "Management's
Discussion and Analysis of Financial Condition or Plan of Operation" and "Description of Business."

         Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. The reader is advised to consult any further disclosures made on related subjects in our future SEC filings.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

         There is not an established active public market for our common stock. No assurance can be given that an active market will exist for our common stock. We are filing this registration statement on Form 10-SB for the purpose of enabling our common stock to commence trading on the NASD OTC Bulletin Board. T.R. Winston & Company, Inc. has made an application to the National Association of Securities Dealers, Inc., or NASD to have our securities quoted on the OTC Bulletin Board. We have been advised by the NASD that our application for trading our common stock on the OTC Bulletin Board will not be approved until this registration statement is effective. Except as disclosed herein, we have not nor has any one acting on our behalf engaged in any preliminary discussions or entered into any understanding or agreements with any market maker regarding participation in a future trading market for our securities.

         Holders. As of January 6, 2002, there were a total of 1,025,509 shares of our common stock outstanding, held by approximately 983 stockholders of record.

         Dividends. We have not declared any dividends on our common stock since inception and do not intend to pay dividends on our common stock in the foreseeable future.

ITEM 2.  LEGAL PROCEEDINGS

         We are not a party to any legal proceedings.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING DISCLOSURE

         Not Applicable.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         Pursuant to the Plan of Reorganization, all of our outstanding capital stock as of the date of our bankruptcy petition (November 15, 1999) was canceled. Pursuant to the Plan of Reorganization, we issued an aggregate of 500,509 shares of our common stock to certain of our creditors and holders of administrative claims. Such shares were issued in accordance with Section 1145 under the United States Bankruptcy Code and the transaction was thus exempt from the registration requirements of Section 5 of the Securities Act of 1933 (the "Securities Act").

         On September 30, 2001, we entered into an Agreement and Plan of Merger with Colley Private pursuant to which Richard Goodner, the sole stockholder of Colley Private, received 525,000 of our outstanding common stock in consideration for the merger of Colley Private with our company. We relied on
Section 4(2) of the Securities Act because the transaction did not involve a public offering and was therefore exempt from the registration requirements of the Securities Act. No underwriters were used in connection with this transaction.

ITEM 5.  INDEMNIFICATION OF OFFICERS AND DIRECTORS

         We have the authority under the Delaware General Corporation Law to indemnify our directors and officers to the extent provided for in such statute. Set forth below is a discussion of Delaware law regarding indemnification which we believe discloses the material aspects of such law on this subject. The

Delaware law provides, in part, that a corporation may indemnify a director or officer or other person who was, is or is threatened to be made a named defendant or respondent in a proceeding because such person is or was a director, officer, employee or agent of the corporation, if it is determined that such person:

         o        conducted himself in good faith;

         o reasonably believed, in the case of conduct in his official capacity as a director or officer of the corporation, that his conduct was in the corporation's best interest and, in all other cases, that his conduct was at least not opposed to the corporation's best interests; and

         o in the case of any criminal proceeding, had no reasonable cause to believe that his conduct was unlawful.

         A corporation may indemnify a person under the Delaware law against judgments, penalties, including excise and similar taxes, fines, settlement, unreasonable expenses actually incurred by the person in connection with the proceeding. If the person is found liable to the corporation or is found liable on the basis that personal benefit was improperly received by the person, the indemnification is limited to reasonable expenses actually incurred by the person in connection with the proceeding, and shall not be made in respect of any proceeding in which the person shall have been found liable for willful or intentional misconduct in the performance of his duty to the corporation. The corporation may also pay or reimburse expenses incurred by a person in connection with his appearance as witness or other participation in a proceeding at a time when he is not a named defendant or respondent in the proceeding.

         Our Certificate of Incorporation provides that none of our directors shall be personally liable to use or our stockholders for monetary damages for an act or omission in such directors' capacity as a director; provided, however, that the liability of such director is not limited to the extent that such director is found liable for (a) a breach of the directors' duty of loyalty to us or our stockholders, (b) an act or omission not in good faith that constitutes a breach of duty of the director to us or an act or omission that involves intentional misconduct or a knowing violation of the law, (c) a transaction from which the director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office, or (d) an act or omission for which the liability of the director is expressly provided under Delaware law. Limitations on liability provided for in our Certificate of Incorporation do not restrict the availability of non-monetary remedies and do not affect a director's responsibility under any other law, such as the federal securities laws or state or federal environmental laws.

         We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as executive officers and directors. The inclusion of these provisions in our Certificate of Incorporation may have the effect of reducing a likelihood of derivative litigation against our directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of case, even though such an action, if successful, might otherwise have benefited us or our stockholders.

         Our Bylaws provide that our officers and directors shall be indemnified and held harmless by us from and against any judgments, penalties (including excise taxes), fines, amounts paid in settlement and reasonable expenses (including court costs and attorneys' fees) actually incurred by such persons in connection with all threatened, pending or completed actions, claims, suits or proceedings; provided, however, that it must be determined that such officer or director acted in good faith and reasonably believed (1) that in the case of conduct in his official capacity on behalf of us that his conduct was in our best interest, (2) in all other cases that his conduct was not opposed to our best interests, and (3) with respect to any proceeding which is a criminal action, that he had no reasonable cause to believe that his conduct was unlawful. However, in the event a determination is made that an officer or director is liable to us or is found liable on the basis that personal benefit was improperly received by such person, such indemnification is limited to reasonable expenses actually incurred by such person in connection with the proceeding and shall not be made in respect of any proceeding in which such person shall have been found liable for willful or intentional misconduct in the performance of his duty to the corporation. Any indemnification under our Bylaws shall be made by us only upon a determination that indemnification of such person is proper, such determination to be made by a majority vote of a quorum consisting of Directors who at the time of the vote are not named defendants or respondents in such proceeding, or in the alternative by special legal counsel and/or the stockholders of the corporation, as described in our Bylaws.

                                    PART F/S

         The financial information beginning on page F-1 hereof is provided in accordance with the requirements of Item 310 of Regulation S-B.

                                    PART III

ITEM 1.  INDEX TO EXHIBITS

         See attached Index to Exhibits.

ITEM 2.  DESCRIPTION OF EXHIBITS

         The following documents are filed as exhibits to this Registration Statement

Exhibit
Number                        Description of Exhibit
-------  -----------------------------------------------------------------------

3.1*     Certificate of Incorporation of AZ Acquisition Corp.

3.2*     Bylaws of AZ Acquisition Corp.

3.3*     Certificate  of Merger of AZ Acquisition  Corp. and Colley  Corporation
         (which   certificate   effected   amendments  to  the   Certificate  of
         Incorporation of AZ Acquisition Corp.)

4.1*     Form of Certificate Evidencing Ownership of Registrant's Common Stock.

10.1*    Agreement and Plan of Merger, dated September 30, 2001, by and between Colley Corporation and AZ Acquisition Corp.
-------
*Previously   filed  on  November  15,  2001  as  an  exhibit  to   Registrant's
Registration Statement on Form 10-SB and is incorporated herein by reference.

                                   SIGNATURES

         In accordance with Section 12 of the Exchange Act, the Company caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            COLLEY CORPORATION


DATE:  January 11, 2002                     By: /s/ Richard B. Goodner
                                               ---------------------------------
                                               Richard B. Goodner, President and
                                               Chief Executive Officer

                                INDEX OF EXHIBITS


Exhibit
Number                       Description of Exhibit
-------  -----------------------------------------------------------------------

3.1*     Certificate of Incorporation of AZ Acquisition Corp.

3.2*     Bylaws of AZ Acquisition Corp.

3.3*     Certificate  of Merger of AZ Acquisition  Corp. and Colley  Corporation
         (which   certificate   effected   amendments  to  the   Certificate  of
         Incorporation of AZ Acquisition Corp.)

4.1*     Form of Certificate Evidencing Ownership of Registrant's Common Stock.

10.1*    Agreement and Plan of Merger, dated September 30, 2001, by and between Colley Corporation and AZ Acquisition Corp.
-------
*Previously   filed  on  November  15,  2001  as  an  exhibit  to   Registrant's
Registration Statement on Form 10-SB and is incorporated herein by reference.

                               COLLEY CORPORATION

                              Financial Statements
                              and Auditor's Report

                               September 30, 2001





                               S. W. HATFIELD ,CPA
                          certified public accountants

                      Use our past to assist your future sm

                               COLLEY CORPORATION
                          (a development stage company)

                                    CONTENTS



                                                                          Page
                                                                          ----

Report of Independent Certified Public Accountants                             3

Financial Statements

   Balance Sheets
     as of September 30, 2001 and December 31, 2000                            4

   Statements of Operations and Comprehensive Loss
     for the period from August 27, 2001 (date of inception)
       through September 30, 2001 (post-merger);
     for the period from January 1, 2001
       through September 30, 2001 (pre-merger); and
     for the period from July 31, 2000 (date of bankruptcy settlement)
       through December 31, 2000 (pre-merger)                                  5

   Statement of Changes in Shareholders' Equity
     for the period from July 31, 2000 (date of bankruptcy settlement)
       through September 30, 2001                                              6

   Statements of Cash Flows
     for the period from August 27, 2001 (date of inception)
       through September 30, 2001 (post-merger);
     for the period from January 1, 2001
       through September 30, 2001 (pre-merger); and
     for the period from July 31, 2000 (date of bankruptcy settlement)
       through December 31, 2000 (pre-merger)                                  7

   Notes to Financial Statements                                               8

S. W. HATFIELD, CPA
certified public accountants

Member:    Texas Society of Certified Public Accountants
           Press Club of Dallas




               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
               --------------------------------------------------


Board of Directors and Stockholders
Colley Corporation

We have audited the accompanying balance sheets of Colley Corporation (formerly AZ Acquisition Corp.) (a Delaware corporation and a development stage company) as of September 30, 2001 (pre- and post-merger) and December 31, 2000 (pre-merger) and the related statements of operations and comprehensive loss, changes in shareholders' equity and cash flows for the period from August 27, 2001 (date of inception) through September 30, 2001 (post-merger), January 1, 2001 through September 30, 2001 (pre-merger) and July 31, 2000 (date of bankruptcy settlement) through December 31, 2000, respectively . These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Colley Corporation (formerly AZ Acquisition Corp.) as of September 30, 2001 (pre- and post-merger) and December 31, 2000 (pre-merger) and the results of operations and cash flows for the period from for the period from August 27, 2001 (date of inception) through September 30, 2001 (post-merger), January 1, 2001 through September 30, 2001 (pre-merger) and July 31, 2000 (date of bankruptcy settlement) through December 31, 2000, respectively, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B to the financial statements, the Company has no viable operations or significant assets and may become dependent upon significant shareholders to provide sufficient working capital to maintain the integrity of the corporate entity. These circumstances create substantial doubt about the Company's ability to continue as a going concern and are discussed in Note B. The financial statements do not contain any adjustments that might result from the outcome of these uncertainties.



                                                    S. W. HATFIELD, CPA
Dallas, Texas
October 29, 2001



                      Use our past to assist your future sm

P. O. Box 820395                               9002 Green Oaks Circle, 2nd Floor
Dallas, Texas  75382-0395                               Dallas, Texas 75243-7212
214-342-9635 (voice)                                          (fax) 214-342-9601
800-244-0639                                                      SWHCPA@aol.com


                               COLLEY CORPORATION
                          (a development stage company)
                                  BALANCE SHEET
                               September 30, 2001


                                                          (post-merger)    (pre-merger)     (pre-merger)
                                                          September 30,    September 30,    December 31,
                                                                2001             2001             2000
                                                          -------------    -------------    -------------
                                     ASSETS
                                     ------

Current Assets
   Cash in bank                                           $        --      $        --      $        --
                                                          -------------    -------------    -------------

Other Assets
   Investment in merger candidate                                  --                525             --
                                                          -------------    -------------    -------------

Total Assets                                              $        --      $         525    $        --
                                                          =============    =============    =============



                      LIABILITIES AND SHAREHOLDERS' EQUITY
                      ------------------------------------

Current Liabilities
   Accounts payable - trade                               $        --      $  --            $        --
   Due to controlling shareholder                                  --         --                    1,267
                                                          -------------    -------------    -------------

     Total Liabilities                                             --               --              1,267
                                                          -------------    -------------    -------------


Shareholders' Equity
   Preferred stock - $0.001 par value
     10,000,000 shares authorized
     none issued and outstanding                                   --               --               --
   Common stock - $0.001 par value
     40,000,000 shares authorized
     1,025,509, 1,025,509 and 500,509
     shares issued and outstanding                                1,026            1,026              501
   Additional paid-in capital                                      --              5,829            1,999
   Deficit accumulated during the development stage              (1,026)          (6,330)          (3,767)
                                                          -------------    -------------    -------------

     Total Shareholders' Equity                                    --                525           (1,267)
                                                          -------------    -------------    -------------

Total Liabilities and Shareholders' Equity                $        --      $         525    $        --
                                                          =============    =============    =============



The accompanying notes are an integral part of these financial statements.


                               COLLEY CORPORATION
                          (a development stage company)
                 STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS
 Period from August 27, 2001 (date of inception) through September 30, 2001
      (post-merger) Period from January 1, 2001 through September 30, 2001
   (pre-merger); and Period from July 31, 2000 (date of bankruptcy settlement)
                     through December 31, 2000 (pre-merger)


                                           (post-merger)    (pre-merger)     (pre-merger)
                                                                             Period from
                                            Period from                        July 30,
                                             August 27,                          2000
                                              2001          Period from        (date of
                                            (date of         January 1,       bankruptcy
                                            inception)          2001          settlement)
                                              through          through          through
                                           September 30,    September 30,    December 31,
                                               2001             2001             2000
                                           -------------    -------------    -------------
Revenues                                   $        --      $        --      $        --
                                           -------------    -------------    -------------

Expenses
   General, administrative and
     reorganization expenses                         602            2,563            3,767
                                           -------------    -------------    -------------

     Total operating expenses                        602            2,563            3,767
                                           -------------    -------------    -------------

Loss from Operations                                (602)          (2,563)          (3,767)

Other Income
   Interest and other                               --               --               --
                                           -------------    -------------    -------------

Net Loss                                            (602)          (2,563)          (3,767)

Other comprehensive income                          --               --               --
                                           -------------    -------------    -------------

Comprehensive Loss                         $        (602)   $      (2,563)   $      (3,767)
                                           =============    =============    =============


Net loss per weighted-average share
   of common stock outstanding,
   computed on Net Loss -
   basic and fully diluted                           nil              nil              nil
                                           =============    =============    =============

Weighted-average number of
   shares of common stock
   outstanding - basic and fully diluted         539,038          502,432          500,509
                                           =============    =============    =============



The accompanying notes are an integral part of these financial statements.


                               COLLEY CORPORATION
                          (a development stage company)
                  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
            Period from July 31, 2000 (date of bankruptcy settlement)
                     through December 31, 2000 (pre-merger)



                                                                               Deficit
                                                                              accumulated
                                        Common Stock           Additional       in the
                                        ------------             paid-in      development
                                   Shares         Amount         capital         stage          Total
                                 -----------    -----------    -----------    -----------    -----------
Shares issued at
   bankruptcy settlement
   on July 31, 2000                  500,509    $       501    $     1,999    $      --      $     2,500

Net loss for the period
   (pre-merger)                         --             --             --           (3,767)        (3,767)
                                 -----------    -----------    -----------    -----------    -----------

Balances at
   December 31, 2000
   (pre-merger)                      500,509            501          1,999         (3,767)        (1,267)

Working capital advances
   contributed as additional
   capital by controlling
   shareholder to support
   operations                           --             --            3,830           --            3,830

Stock issued to acquire
   merger candidate                  525,000            525           --             --              525

Net loss for the period
   (pre-merger)                         --             --             --           (2,563)        (2,563)
                                 -----------    -----------    -----------    -----------    -----------

Balances at
   September 30, 2001
   (pre-merger)                    1,025,509          1,026          5,829         (6,330)           525

Organization expenses paid
   in exchange for the initial
   capitalization of Colley
   Corporation                       525,000            525             77           --              602

Recapitalization due
   to reverse merger with
   Colley Corporation               (525,000)          (525)        (5,906)         5,906           (525)

Net loss for the period
   (post-merger)                        --             --             --             (602)          (602)
                                 -----------    -----------    -----------    -----------    -----------

Balances at
   September 30, 2001
   (post-merger)                   1,025,509    $     1,026    $      --      $    (1,026)   $      --
                                 ===========    ===========    ===========    ===========    ===========



The accompanying notes are an integral part of these financial statements.




                               COLLEY CORPORATION
                          (a development stage company)
                             STATEMENT OF CASH FLOWS
   Period from August 27, 2001 (date of inception) through September 30, 2001
      (post-merger) Period from January 1, 2001 through September 30, 2001
   (pre-merger); and Period from July 31, 2000 (date of bankruptcy settlement)
                     through December 31, 2000 (pre-merger)


                                                        (post-merger)    (pre-merger)     (pre-merger)
                                                                                          Period from
                                                         Period from                        July 30,
                                                          August 27,                          2000
                                                           2001          Period from        (date of
                                                         (date of         January 1,       bankruptcy
                                                         inception)          2001          settlement)
                                                           through          through          through
                                                        September 30,    September 30,    December 31,
                                                            2001             2001             2000
                                                        -------------    -------------    -------------
Cash Flows from Operating Activities
   Net loss for the period                              $        (602)   $      (2,563)   $      (3,767)
   Adjustments to reconcile net loss to
     net cash provided by operating activities
       Depreciation and amortization                             --               --               --
       Common stock issued for incorporation expenses             602             --               --
                                                        -------------    -------------    -------------

Net cash provided by operating activities                        --             (2,563)          (3,767)
                                                        -------------    -------------    -------------


Cash Flows from Investing Activities                             --               --               --
                                                        -------------    -------------    -------------


Cash Flows from Financing Activities
   Cash received from bankruptcy trust                           --               --              2,500
   Cash advances from controlling shareholder
     to support operations subsequently
     contributed as additional capital                           --              2,563            1,267
                                                        -------------    -------------    -------------

Net cash provided by financing activities                        --              2,563            3,767
                                                        -------------    -------------    -------------

Increase (Decrease) in Cash                                      --               --               --

Cash at beginning of period                                      --               --               --
                                                        -------------    -------------    -------------

Cash at end of period                                   $        --      $        --      $        --
                                                        =============    =============    =============


Supplemental Disclosure of Interest
   and Income Taxes Paid
     Interest paid for the year                         $        --      $        --      $        --
                                                        =============    =============    =============
     Income taxes paid for the year                     $        --      $        --      $        --
                                                        =============    =============    =============



The accompanying notes are an integral part of these financial statements.

                               COLLEY CORPORATION
                          (a development stage company)

                          NOTES TO FINANCIAL STATEMENTS


NOTE A - ORGANIZATION AND DESCRIPTION OF BUSINESS

AZ Acquisition Corp. (Company) was initially incorporated as Super Shops, Inc. under the laws of the State of Arizona.

In October 2000, the Company changed its State of Incorporation from Arizona to Delaware by means of a merger with and into a Delaware corporation formed on October 13, 2000 solely for the purpose of effecting the reincorporation. The Certificate of Incorporation and Bylaws of the Delaware Corporation are the Certificate of Incorporation of the surviving corporation. Such Certificate of Incorporation changed the Company's name to AZ Acquisition Corp. and modified the Company's capital structure to allow for the issuance of 50,000,000 total equity shares consisting of 10,000,000 shares of preferred stock and 40,000,000 shares of common stock. Both classes of stock have a par value of $0.001 per share.

On September 19, 1997, the Company filed for protection under Chapter 11 of the Federal Bankruptcy Act in the United States Bankruptcy Court, Central District of California - Los Angeles Division (Bankruptcy Court). The Company's bankruptcy action was consolidated into a single action with other related entities - Super Shops, Inc. (a California corporation); Super Shops, Inc. (a Kansas corporation); Super Shops, Inc. (a Michigan corporation); Super Shops, Inc. (a Texas corporation) and Mallory Corporation (a Nevada corporation). All assets, liabilities and other claims against the Company were combined with those of its affiliates for the purpose of distribution to creditors. Each of the six entities otherwise remained separate corporate entities. During the period from September 17, 1997 through July 31, 2000 (the entered date of the Debtors' Amended Joint Plan of Reorganization dated as of July 31, 2000), all secured claims and/or administrative claims during this period were satisfied through either direct payment or negotiation.

The Debtors' Amended Joint Plan of Reorganization was confirmed by the United States Bankruptcy Court, Central District of Californa - Los Angeles Division on July 27, 2000 and entered on July 31, 2000. The Amended Joint Plan of Reorganization, which contemplates the Company entering into a reverse merger transaction, provided that all unsecured creditors and Halter Financial Group, Inc. would receive "new" shares of the Company's post- reorganization common stock, pursuant to Section 1145(a) of the Bankruptcy Code. As a result of the
Plan's approval, all liens, security interests, encumbrances and other interests, as defined in the Amended Joint Plan of Reorganization, attach to the creditor's trust. Specific injunctions prohibit any of these claims from being asserted against the Company prior to the contemplated reverse merger. Final discharge occurred on October 19, 2001 with the filing of a Certificate of Completion with the Bankruptcy Court.

The cancellation of all existing shares at the date of the bankruptcy filing and the issuance of "new" shares of the reorganized entity caused an issuance of shares of common stock and a related change of control of the Company with more than 50.0% of the "new" shares being held by persons and/or entities which were not pre-bankruptcy shareholders. Accordingly, per American Institute of Certified Public Accountants' Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code", the Company adopted "fresh-start" accounting as of the bankruptcy discharge date whereby all continuing assets and liabilities of the Company were restated to the fair market value. As of July 31, 2000, by virtue of the confirmed Plan of Reorganization, the only asset of the Company was approximately $2,500 in cash due from the Bankruptcy Estate.

The Company follows the accrual basis of accounting in accordance with generally accepted accounting principles and has a year-end of December 31.

                               COLLEY CORPORATION
                          (a development stage company)

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED


NOTE A - ORGANIZATION AND DESCRIPTION OF BUSINESS - Continued

On September 30, 2001, the Company issued 525,000 shares of restricted, unregistered common stock in exchange for 100.0% of the issued and outstanding stock of Colley Corporation, a Delaware corporation formed on August 27, 2001. Colley Corporation and the Company then merged with the Company being the legal surviving corporation and the Company's corporate name changed to Colley Corporation.

The acquisition of Colley Corporation, on September 30, 2001, by the Company effected a change in control and was accounted for as a" reverse acquisition" whereby Colley Corporation is the accounting acquiror for financial statement purposes. Accordingly, for all periods subsequent to September 30, 2001, the financial statements of the Company reflect the historical financial statements of Colley Corporation from its inception on August 27, 2001 and the operations of the Company subsequent to the September 30, 2001 transaction date.

Colley Corporation was incorporated on August 27, 2001 under the laws of the State of Delaware to engage in the acquisition and sale of thoroughbred racing stock.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


NOTE B - GOING CONCERN UNCERTAINTY

The Company's former majority stockholder, Halter Financial Group, Inc., maintained the corporate status of the Company and provided all nominal working capital support on the Company's behalf from the bankruptcy discharge date through September 30, 2001.

Because of the Company's lack of operating assets, the Company's continuance is fully dependent either future sales of securities or upon its current management and/or advances or loans from significant stockholders or corporate officers to provide sufficient working capital to preserve the integrity of the corporate entity during the development phase.

There is no assurance that the Company will be able to obtain additional funding through the sales of additional securities or, that such funding, if available, will be obtained on terms favorable to or affordable by the Company.

It is the intent of management and significant stockholders to provide sufficient working capital necessary to support and preserve the integrity of the corporate entity. However, there is no legal obligation for either management or significant stockholders to provide additional future funding.


NOTE C - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.       Cash and cash equivalents
         -------------------------

         For Statement of Cash Flows purposes, the Company considers all cash on hand and in banks, including accounts in book overdraft positions, certificates of deposit and other highly-liquid investments with maturities of three months or less, when purchased, to be cash and cash equivalents.

                               COLLEY CORPORATION
                          (a development stage company)

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED


NOTE C - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

2.       Organization costs
         ------------------
         The Company has adopted the provisions of AICPA Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" whereby all organization and initial costs incurred with the incorporation and initial capitalization of the Company were charged to operations as incurred.

3.       Research and development expenses
         ---------------------------------

         Research  and  development   expenses  are  charged  to  operations  as
         incurred.

4.       Advertising expenses
         --------------------

         Advertising and marketing expenses are charged to operations as incurred.

5.       Income taxes
         ------------

         The Company utilizes the asset and liability method of accounting for income taxes. At September 30, 2001, the deferred tax asset and deferred tax liability accounts, as recorded when material, are entirely the result of temporary differences.

         Temporary differences represent differences in the recognition of assets and liabilities for tax and financial reporting purposes, primarily accumulated depreciation and amortization. As of September 30, 2001, the deferred tax asset is related solely to the Company's net operating loss carryforward and is fully reserved.

7.       Loss per share
         --------------

         Basic earnings  (loss) per share is computed by dividing the net income
         (loss) by the weighted-average number of shares of common stock and common stock equivalents (primarily outstanding options and warrants). Common stock equivalents represent the dilutive effect of the assumed exercise of the outstanding stock options and warrants, using the treasury stock method. The calculation of fully diluted earnings (loss) per share assumes the dilutive effect of the exercise of outstanding options and warrants at either the beginning of the respective period presented or the date of issuance, whichever is later. As of September 30, 2001, respectively, the Company has no issued and outstanding securities, options or warrants that would be deemed potentially dilutive in the current and future periods.


NOTE D - FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount of cash, accounts receivable, accounts payable and notes payable, as applicable, approximates fair value due to the short term nature of these items and/or the current interest rates payable in relation to current market conditions.


                               COLLEY CORPORATION
                          (a development stage company)

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED


NOTE E - INCOME TAXES

The components of income tax (benefit) expense for the period from August 27, 2001 (date of inception) through September 30, 2001, respectively, are as follows:

                                 (post-merger)    (pre-merger)     (pre-merger)
                                                                   Period from
                                  Period from                        July 30,
                                   August 27,                          2000
                                    2001          Period from        (date of
                                  (date of         January 1,       bankruptcy
                                  inception)          2001          settlement)
                                    through          through          through
                                 September 30,    September 30,    December 31,
                                     2001             2001             2000
                                 -------------    -------------    -------------
      Federal:
        Current                  $        --      $        --      $        --
        Deferred                          --               --               --
                                 -------------    -------------    -------------
                                          --               --               --
                                 -------------    -------------    -------------
      State:
        Current                           --               --               --
        Deferred                          --               --               --
                                 -------------    -------------    -------------
                                          --               --               --
                                 -------------    -------------    -------------

      Totals                     $        --      $        --      $        --
                                 =============    =============    =============

As of September 30, 2001, the Company has a net operating loss  carryforward  of
approximately   $20  to  offset  future  taxable  income.   Subject  to  current
regulations,  this  carryforward  will  begin to expire in 2021.  The amount and availability  of  the  net  operating  loss  carryforwards  may  be  subject  to limitations set forth by the Internal  Revenue Code.  Factors such as the number of shares ultimately issued within a three year look-back period;  whether there is a deemed more than 50 percent change in control; the applicable long-term tax exempt bond rate;  continuity of historical  business;  and subsequent income of
the  Company  all  enter  into  the  annual   computation  of  allowable  annual
utilization of the carryforwards.

The  Company's  income tax  expense for the period from August 27, 2001 (date of inception)  through  September 30, 2001  (post-merger),  January 1, 2001 through
September  30,  2001   (pre-merger)  and  July  31,  2000  (date  of  bankruptcy
settlement) through December 31, 2000, respectively, are as follows:

                                                       (post-merger)    (pre-merger)     (pre-merger)
                                                                                        Period from
                                                       Period from                        July 30,
                                                        August 27,                          2000
                                                         2001          Period from        (date of
                                                       (date of         January 1,       bankruptcy
                                                       inception)          2001          settlement)
                                                         through          through          through
                                                      September 30,    September 30,    December 31,
                                                          2001             2001             2000
                                                      -------------    -------------    -------------
Statutory rate applied to loss before income taxes    $        (205)   $        (871)   $      (1,281)
Increase (decrease) in income taxes resulting from:
   State income taxes                                          --               --               --
   Other, including reserve for deferred tax asset              205              871            1,281
                                                      -------------    -------------    -------------

     Income tax expense                               $        --      $        --      $        --
                                                      =============    =============    =============


                               COLLEY CORPORATION
                          (a development stage company)

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED


NOTE E - INCOME TAXES - Continued

Temporary differences, consisting primarily of statutory deferrals of expenses for organizational costs and statutory differences in the depreciable lives for property and equipment, between the financial statement carrying amounts and tax bases of assets and liabilities give rise to deferred tax assets and liabilities as of September 30, 2001:

                                           (post-merger)    (pre-merger)     (pre-merger)
                                           September 30,    September 30,    December 31,
                                                 2001             2001             2000
                                           -------------    -------------    -------------
Deferred tax assets
   From net operating loss carryforwards   $           7    $       2,152    $       1,281
   Less valuation allowance                           (7)          (2,152)          (1,281)
                                           -------------    -------------    -------------

     Net Deferred Tax Asset                $        --      $        --      $        --
                                           =============    =============    =============

During the period from August 17, 2001 (date of inception) through September 30, 2001, the reserve for the deferred current tax asset increased by approximately $20. During the period from January 1, 2001 through September 30, 2001 (pre-merger period) and the period from July 31, 2000 (date of bankruptcy settlement) through December 31, 2000, the reserve for the deferred current tax asset increased by approximately $871 and $1,281, respectively.


NOTE F - COMMON STOCK TRANSACTIONS

Pursuant to the Debtors' Amended Joint Plan of Reorganization As Of November 15, 1999 (Plan), affirmed by the U. S. Bankruptcy Court - Central District of California - Los Angeles Division on July 27, 2000, the Company "will include the issuance of a sufficient number of Plan shares to meet the requirements of the Plan. Such number is estimated to be approximately 500,000 Plan Shares of each Post Confirmation Debtor. The Plan Shares shall all be of the same class. The Plan Shares will be issued ... as soon as practicable after the Creditors [sic] Trustee has determined all Allowed Class 5 Unsecured Claims and calculated the exact number of Plan Shares to be issued to [Halter Financial Group, Inc.]
and the holders of Allowed Class 5 Unsecured Claims...."

In accordance with the Plan, the Company issued 500,509 Plan Shares in settlement of the Allowed Administrative Claims and the Allowed Unsecured Claims. Approximately 60.0% of the Plan Shares were issued to Halter Financial Group, Inc. in exchange for the release of its Allowed Administrative Claims and for the performance of certain services and payment of certain fees related to the anticipated reverse merger or acquisition transactions described in the Plan. The remaining 40.0% of the Plan Shares were issued to the holders of Allowed Unsecured Claims on a Pro Rata basis. No fractional Plan Shares were issued. One full share was issued in lieu of any calculated fractional share.

On September 30, 2001, the Company issued 525,000 shares of restricted, unregistered common stock in exchange for 100.0% of the issued and outstanding stock of Colley Corporation, a Delaware corporation formed on August 27, 2001. Colley Corporation and the Company then merged with the Company being the legal surviving corporation. The Company relied upon Section 4(2) of The Securities Act of 1933, as amended, for an exemption from registration on these shares.

                               COLLEY CORPORATION
                          (a development stage company)

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED


NOTE F - COMMON STOCK TRANSACTIONS - Continued

Colley Corporation, the surviving accounting entity, upon its August 27, 2001 formation, issued an aggregate of 525,000 shares of restricted, unregistered common stock to its sole officer for administrative services and services related to the incorporation of the Company. These transactions were cumulatively valued at approximately $602, which equals the cash paid on behalf of the Company for its formation and incorporation. These amounts are charged to operations in the accompanying financial statements.